Exhibit 99.3

TNP
LISTED
NYSE

2012
ANNUAL REPORT

WORLDWIDE ENERGY MOVERS

TEN LTD
TSAKOS ENERGY NAVIGATION LTD

Contents

Chairman's Letter 4

Board of Directors and Officers 6

Board Committees 7

Shareholder Information 7

Financial Statements F pages

Chairman’s Letter

April 24, 2013

Dear Fellow Shareholders,

2012 turned out to be just as difficult for the shipping market as we feared it would be, the tanker industry remaining in an imbalanced supply/demand position. However, the more positive news is that the overall orderbook continues to fall steadily and ended the year at 10.7% of the fleet, the lowest since the end of 2008.

Tsakos Energy Navigation (TEN) has operated profitability in every year since inception in 1993 except for the last two years. The industry’s down-cycle has now lasted four full years (2009-2012). It is the fourth and most severe cycle since 1993 and clearly the longest and costliest since the early 1980s.

There is little solace in the fact that TEN’s peers have endured heavy losses in the 2009-2012 period. Bankruptcy has taken its toll in some instances. In this context it is encouraging that TEN has controlled its operating expenses, maintained a high standard of operating performance and cut losses almost by half from 2011. This reflects well on the technical management of Tsakos Columbia Shipmanagement and the highly effective oversight from TEN’s management.

Industry Outlook for 2013

The past four years have confronted the tanker industry with powerful headwinds; dramatic increases in capacity, demand destruction in the OECD countries because of negative or falling GDP; which could not be tempered by increases in global oil demand -to historically record high levels- driven by India, China and other developing economies. Added pressure arises from higher costs for lubricants, repairs, crew wages and bunker prices.

The broad economic backdrop remains uncertain. Europe is struggling with recession and burdened with austerity measures. The USA is expanding at a minimal pace.

Southeast Asia, South Korea and developing countries are continuing to grow, but at a reduced rate. The unrest in North Africa and the Middle East has put a damper on those economies. A possible wild card is Japan which may come alive from its decades long slump in reaction to its aggressive stimulus program. As the world economy continues to stabilize and the orderbook is shrinking further, pockets of encouragement, such as the improvement we see in product rates, slowly change the overall market sentiment, making 2013, hopefully, the last year of the downturn.

TEN’s Strategy and Prospects

TEN has grown its fleet from four vessels in 1993 to forty nine ships today including one newbuilding to be delivered in 2016. The fleet is young and modern with an average age of 6.3 years compared with the industry average of 8.7 years.

The employment strategy is based on long established relationships looking to both their current and future needs. This is reflected in a balanced fleet of 19 crude carriers, 26 product carriers, two shuttle tankers and one LNG carrier in current operation. Very importantly 21 of the vessels are ice-class, which in some years enjoy employment at substantial premiums.

This combination of strong customer relationships built on quality service through an efficient and diversified fleet gives us confidence that TEN will recover from the prolonged shipping depression as a strong and major participant in the transport of energy. The areas of recent investments including shuttle tankers and LNG carriers are among the most promising in the company’s history.

The mix of employment includes 31 vessels on time charter with either fixed rate or minimum rates with profit sharing clauses. The minimum revenues to be earned from these vessels are $201m in 2013, $134m in 2014 and $94m in 2015. Additionally, TEN will generate revenues from those vessels whose time charters expire in the interim, from profit sharing benefits and from the 17 vessels earning on the spot market rates.

TEN believes this business plan is a major asset as it results in cash flow and earnings visibility in future years. This is a very sound foundation for future growth as it provides the springboard for possible alternative financing such as the issuance of perpetual preferred stock and through a master limited partnership. Such instruments have been successfully employed by others in our industry to fund their expansion.

TEN’s shares traded very near the all time low of $3.19 per share on 12/12/2012. At $3.80 it sells at only 23% of year-end book value of $ 16.40 per share. Management and your board are committed to reversing this position and creating significant shareholder value.

Annual General Meeting

The shareholders Annual General Meeting will be held on June 14, 2013 in Athens, Greece. We will be most pleased and honored by your attendance.

Yours sincerely,

D. John Stavropoulos

Chairman of the Board

Board of Directors and Officers

D. JOHN STAVROPOULOS - CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was elected to the board of directors of Aspis Bank in Greece and served as its Chairman from July 2008 to April 2010. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a member on the EMEA Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

MICHAEL G. JOLLIFFE - DEPUTY CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Deputy Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services, mining and telemarketing. Mr. Jolliffe is Chief Executive Officer of Titans Maritime Ltd, a shipping company set up in joint venture between Tsakos/Jolliffe families and Anchorage Capital, a N.Y. fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of InternetQ a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. Michael Jolliffe is also Chairman of StealthGas a shipping company owning 39 LPG ships, four on order and four product tankers which is quoted on the NASDAQ stock exchange in New York.

PETER NICHOLSON, CBE - DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004. In 2010, Mr. Nicholson became a partner and chairman of a limited liability partnership, R.M.G. Wealth Management.

ARISTIDES A.N. PATRINOS, Ph.D. - DIRECTOR

Dr. Patrinos is currently the Deputy Director for Research of the Center for Urban Science and Progress (CUSP) and a Distinguished Professor of Mechanical and Biomolecular Engineering at New York University. Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Consultant. SGI is a US-based privately held company dedicated to developing and commercializing clean and renewable fuels and chemicals; sustainable food products; and novel medical applications such as synthetic vaccines. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect in the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University.

FRANCIS T. NUSSPICKEL - DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

EFTHIMIOS E. MITROPOULOS - DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialised agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmö, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation - International Centre for Maritime Research and Tradition” and Chancellor of the AMET Maritime University in Chennai, India.

RICHARD L. PANIGUIAN, CBE - DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defense and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defense and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc., where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

TAKIS ARAPOGLOU - DIRECTOR

Mr. Arapoglou joined EFG Hermes (the largest Investment bank in the Middle East, listed in Cairo and London) as CEO of Commercial Banking in October 2010. In 2011 he was elected Board member of EFG Hermes Holding. He was Chairman and CEO of the National Bank of Greece Group (NBG) from 2004 to 2009 and Chairman of the Hellenic Bankers Association from 2005 to 2009. Prior to joining NBG, Mr. Arapoglou was Global Head of the Banks & Securities Industry for Citigroup based in London (2000-2004). He has served in several international bank advisory boards in Europe and Africa and on the board of European Educational Foundations and Institutions including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently a member of the international advisory board of Tufts University in Boston, Chairman of the Business Advisory committee of the Athens University of Economics and Business, non executive Vice Chairman of Titan Cement SA, listed in Athens. He has degrees in Mathematics, Engineering and Management from the universities of Athens (Greece), Glasgow and Brunel (UK), respectively.

NIKOLAS P. TSAKOS, Dr. - PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Association (HELMEPA). Mr. Tsakos is the Vice Chairman of the Independent Tanker Owners Association (INTERTANKO) and an Executive Committee member, a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

GEORGE V. SAROGLOU - CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder of Pansystems S.A., Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM - CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

VLADIMIR JADRO - CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, new building constructions, offshore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

Board Committees

AUDIT COMMITTEE Francis T. Nusspickel—Chairman Peter Nicholson D. John Stavropoulos Takis Arapoglou	CHARTERING COMMITTEE Nikolas P. Tsakos—Chairman D. John Stavropoulos George V. Saroglou
CAPITAL MARKETS COMMITTEE Michael G. Jolliffe—Chairman Takis Arapoglou D. John Stavropoulos Nikolas P. Tsakos	RISK COMMITTEE D. John Stavropoulos—Chairman Takis Arapoglou Peter Nicholson Paul Durham* Nikolas P. Tsakos George V. Saroglou

CORPORATE GOVERNANCE

NOMINATING/COMPENSATION

COMMITTEE

Peter Nicholson—Chairman

Takis Arapoglou

Francis T. Nusspickel

Efthimios E. Mitropoulos

Richard L. Paniguian

Aristides A.N. Patrinos

D. John Stavropoulos

OPERATIONAL AND ENVIRONMENTAL COMMITTEE Efthimios E. Mitropoulos—Chairman Francis T. Nusspickel Aristides A.N. Patrinos Michael G. Jolliffe Vladimir Jadro* Vassilis Papageorgiou **

*	(Non-Director)
**	(Non-Director—Mr. Papageorgiou is the Deputy Chairman of Tsakos Shipping)

Shareholder Information

TEN Ltd shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol:

NYSE—TNP

BERMUDA—TEN

As of December 31, 2012 the Company had 56,443,237 shares outstanding.

Transfer Agent & Registar for the shares

Computershare Trust Company N.A.

480 Washington Boulevard

Jersey City, NJ 07310-1900

U.S.A

Independent Auditors

Ernst & Young (Hellas)

Certified Auditors-Accountants S.A.

11th Km National Rd

Athens—Lamia

114 51 Metamorphosi, Greece

Legal Counsel (New York)

Morgan, Lewis & Bockius, LLP

101 Park Avenue New York, NY 10178

U.S.A

Legal Counsel (London)

Holman Fenwick & Willan

Friary Court,

65 Crutched Friars

London, EC3N 2AE

United Kingdom

Stock information may be accessed through:
Bloomberg under:	“TNP US”
“TNP BH”
Reuters under:	“TNP.N”

A copy of the Company’s Annual Report, on Form 20-F, which is filed with the SEC and contains additional information can be obtained by contacting:

George V. Saroglou,

Chief Operating Officer: gsaroglou@tenn.gr

Paul Durham,

Chief Financial Officer: pdurham@tenn.gr

Harrys Kosmatos,

Corporate Development Officer: hkosmatos@tenn.gr

Management’s Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established within Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2012, is effective.

Nikolas P. Tsakos	Paul Durham
President and Chief Executive Officer	Chief Financial Officer

Date: April 29, 2013

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2012

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

ERNST & YOUNG (HELLAS) Certified Auditors—Accountants S.A. 11th Km National Road Athens-Lamia 144 51 Athens, Greece
Tel: +30 210.2886.000 Fax: +30 210.2886.905 www.ey.com/eyse

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tsakos Energy Navigation Limited

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tsakos Energy Navigation Limited and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

Athens, Greece

April 29, 2013

ERNST & YOUNG (HELLAS) Certified Auditors—Accountants S.A. 11th Km National Road Athens-Lamia 144 51 Athens, Greece
Tel: +30 210.2886.000 Fax: +30 210.2886.905 www.ey.com/eyse

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tsakos Energy Navigation Limited

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Tsakos Energy Navigation Limited and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Tsakos Energy Navigation Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated April 26, 2013 expressed an unqualified opinion thereon.

Athens, Greece

April 29, 2013

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$144,297	$175,708
Restricted cash	16,192	5,984
Marketable Securities (Note 4)	1,664	2,534
Accounts receivable, net	28,948	23,421
Insurance claims	4,583	2,448
Due from related companies (Note 2)	1,561	1,641
Advances and other	8,800	7,508
Vessels held for sale	—	41,427
Inventories	14,356	19,835
Prepaid insurance and other	3,568	5,372
Current portion of financial instruments-Fair value (Note 15)	60	1,755

Total current assets	224,029	287,633

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15)	45	—
FIXED ASSETS (Note 5)
Advances for vessels under construction	119,484	37,636
Vessels	2,628,094	2,639,878
Accumulated depreciation	(539,736)	(445,518)

Vessels’ Net Book Value	2,088,358	2,194,360

Total fixed assets	2,207,842	2,231,996

DEFERRED CHARGES, net (Note 6)	17,968	14,708

Total assets	$2,450,884	$2,535,337

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$186,651	$196,996
Payables	34,390	23,707
Due to related companies (Note 2)	2,594	1,063
Accrued liabilities	12,442	14,168
Accrued bank interest	4,785	7,081
Unearned revenue	4,907	7,469
Current portion of financial instruments—Fair value (Note 15)	13,138	29,228

Total current liabilities	258,907	279,712

LONG-TERM DEBT, net of current portion (Note 7)	1,255,776	1,318,667
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15)	9,361	17,800
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 56,443,237 and 46,208,737 shares issued and outstanding at December 31, 2012 and 2011 respectively.	56,443	46,209
Additional paid-in capital	404,391	351,566
Accumulated other comprehensive income/(loss)	(14,728)	(35,030)
Retained earnings	478,428	554,314

Total Tsakos Energy Navigation Limited stockholders’ equity	924,534	917,059
Noncontrolling Interest	2,306	2,099

Total stockholders’ equity	926,840	919,158

Total liabilities and stockholders’ equity	$2,450,884	$2,535,337

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	2012	2011	2010
VOYAGE REVENUES:	$393,989	$395,162	$408,006
EXPENSES:
Commissions	12,215	14,290	13,837
Voyage expenses	111,797	127,156	85,813
Charter hire expense (Note 5)	—	—	1,905
Vessel operating expenses	133,251	129,884	126,022
Depreciation	94,340	101,050	92,889
Amortization of deferred dry-docking costs	4,910	4,878	4,553
Management fees (Note 2(a))	15,887	15,598	14,143
General and administrative expenses	4,093	4,292	3,627
Management incentive award	—	—	425
Stock compensation expense (Note 9)	730	820	1,068
Foreign currency losses/(gains)	30	458	(378)
Net loss/(gain) on sale of vessels	1,879	(5,001)	(19,670)
Vessel impairment charge (Note 5)	13,567	39,434	3,077

Total expenses	392,699	432,859	327,311

Operating income/(loss)	1,290	(37,697)	80,695

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(51,576)	(53,571)	(62,283)
Interest income	1,348	2,715	2,626
Other, net	(118)	(397)	(3)

Total other expenses, net	(50,346)	(51,253)	(59,660)

Net (loss)/income	(49,056)	(88,950)	21,035
Less: Net income attributable to the noncontrolling interest	(207)	(546)	(1,267)

Net (loss)/income attributable to Tsakos Energy Navigation Limited	$(49,263)	$(89,496)	$19,768

(Loss)/Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.92)	$(1.94)	$0.50

(Loss)/Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.92)	$(1.94)	$0.50

Weighted average number of shares, basic	53,301,039	46,118,534	39,235,601

Weighted average number of shares, diluted	53,301,039	46,118,534	39,601,678

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Expressed in thousands of U.S. Dollars)

	2012	2011	2010
Net (loss)/income	$(49,056)	$(88,950)	$21,035

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	17,996	15,245	3,289
Amortization of deferred loss on de-designated financial instruments	2,173	2,020	2,113

Total unrealized gains from hedging financial instruments	20,169	17,265	5,402
Unrealized gain on marketable securities	228	34	—
Reclassification from accumulated other comprehensive income relating to realized gains from marketable securities	(95)	—	—

Other Comprehensive income	20,302	17,299	5,402

Comprehensive (loss)/income	(28,754)	(71,651)	26,437

Less: comprehensive income attributable to the noncontrolling interest	(207)	(546)	(1,267)

Comprehensive (loss)/income attributable to Tsakos Energy Navigation Limited	$(28,961)	$(72,197)	$25,170

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Common	Additional Paid-in	Retained	Treasury Stock		Accumulated Other Comprehensive	Tsakos Energy Navigation	Noncontrolling
	Stock	Capital	Earnings	Shares	Amount	Income (Loss)	Limited	Interest	Total
BALANCE, December 31, 2009	$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327
Net income			19,768				19,768	1,267	21,035
—Proceeds from Stock Issuance Program		(156)	(5,036)	(754,706)	17,863		12,671		12,671
—Issuance of common stock under Stock Issuance Program	446	6,596					7,042		7,042
—Issuance of common stock-offering	7,622	77,074					84,696		84,696
—Issuance of 341,650 shares of restricted share units	342	(342)					—		—
—Cash dividends paid ($0.60 per share)			(22,849)				(22,849)		(22,849)
—Distribution from Subsidiary to non controlling interest							—	(3,462)	(3,462)
—Other comprehensive income (loss)						5,402	5,402		5,402
—Amortization of restricted share units		1,068					1,068		1,068

BALANCE, December 31, 2010	$46,081	$350,946	$671,480	—	$—	$(52,329)	$1,016,178	$3,752	$1,019,930
Net income/(loss)			$(89,496)				(89,496)	546	(88,950)
—Expenses of 2010 common stock-offering		(72)					(72)		(72)
—Issuance of 127,250 shares of restricted share units	128	(128)					—		—
—Cash dividends paid ($0.60 per share)			(27,670)				(27,670)		(27,670)
—Distribution from Subsidiary to non controlling interest							—	(2,199)	(2,199)
—Other comprehensive income (loss)						17,299	17,299		17,299
—Amortization of restricted share units		820					820		820

BALANCE December 31, 2011	$46,209	$351,566	$554,314	—	$—	$(35,030)	$917,059	$2,099	$919,158
Net income/(loss)			(49,263)				(49,263)	207	(49,056)
—Issuance of 10,000,000 shares	10,000	52,329					62,329		62,329
—Issuance of 234,500 shares of restricted share units	234	(234)					—		—
—Cash dividends paid ($0.50 per share)			(26,623)				(26,623)		(26,623)
—Other comprehensive income (loss)						20,302	20,302		20,302
—Amortization of restricted share units		730					730		730

BALANCE December 31, 2012	$56,443	$404,391	$478,428	—	$—	$(14,728)	$924,534	$2,306	$926,840

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Expressed in thousands of U.S. Dollars)

	2012	2011	2010
Cash Flows from Operating Activities:
Net (loss)/income	$(49,056)	$(88,950)	$21,035
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	94,340	101,050	92,889
Amortization of deferred dry-docking costs	4,910	4,878	4,553
Amortization of loan fees	946	995	1,138
Stock compensation expense	730	820	1,068
Change in fair value of derivative instruments	(2,832)	515	5,957
Gain on sale of marketable securities	(95)	—	—
Loss/(gain) on sale of vessels	1,879	(5,001)	(19,670)
Vessel impairment charge	13,567	39,434	3,077
Payments for dry-docking	(7,566)	(4,639)	(6,055)
(Increase)/Decrease in:
Receivables	(8,874)	2,183	(9,209)
Inventories	5,479	(5,824)	(997)
Prepaid insurance and other	1,804	(2,423)	482
Increase/(Decrease) in:
Payables	12,214	77	(4,570)
Accrued liabilities	(4,022)	4,192	(4,295)
Unearned revenue	(2,562)	(1,720)	(2,076)

Net Cash provided by Operating Activities	60,862	45,587	83,327

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(81,848)	(37,937)	(67,024)
Vessel acquisitions and/or improvements	(2,454)	(71,205)	(313,639)
Purchase of marketable securities	—	(2,500)	—
Proceeds from sale of marketable securities	1,098	—	—
Proceeds from the sale of vessels	40,219	42,455	140,548

Net Cash used in Investing Activities	(42,985)	(69,187)	(240,115)

Cash Flows from Financing Activities:
Proceeds from long-term debt	83,558	96,650	235,024
Financing costs	(1,550)	(963)	(1,870)
Payments of long-term debt	(156,794)	(143,454)	(175,131)
(Increase)/Decrease in restricted cash	(10,208)	307	527
Proceeds from stock issuance program, net	62,329	—	105,005
Cash dividend	(26,623)	(27,670)	(22,849)
Distribution from subsidiary to noncontrolling interest owners	—	(2,199)	(3,462)

Net Cash (used in)/provided by Financing Activities	(49,288)	(77,329)	137,244

Net decrease in cash and cash equivalents	(31,411)	(100,929)	(19,544)
Cash and cash equivalents at beginning of period	175,708	276,637	296,181

Cash and cash equivalents at end of period	$144,297	$175,708	$276,637

Interest paid
Cash paid for interest, net of amounts capitalized	$57,323	$48,588	$50,129

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2012, 2011 and 2010, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement according to ASU 2011-05.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Operations.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2012 and 2011). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the ageing of such balances and any amounts in dispute.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g)	Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2012 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (LWT) was increased to $0.39 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2012 by $929 or $0.02 per weighted average number of shares, both basic and diluted. The decrease in annual depreciation expense is expected at approximately $3.8 million per annum based on the Company’s existing fleet Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard.

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset.

The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2012, 2011 and 2010 indicated an impairment charge (Note 5).

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360“Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2012, there were no vessels held for sale. At December 31, 2011 the VLCC’s La Prudencia and La Madrina were classified as held for sale (Note 5).

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first ten years of vessels’ life and every two and a half years within the following useful life of the vessels).

Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met. Revenue from hire arrangements with an escalation clause is recognized on a straight-line basis over the lease term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred.

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula Voyage revenues for 2012, 2011 and 2010, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2012	2011	2010
A	17%	14%	16%
B	14%	10%	10%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under these swap agreements are recognized as part of Interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income/(loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging”, the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income / (loss) and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(o)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 15). Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(p)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2012.

(q)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 9).

(r)	Marketable Securities: The Company has investments in marketable securities that have readily determinable fair values and are classified as available for sale. Such investments are measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for available for sale securities are excluded from earnings and are reported in Accumulated other comprehensive income/(loss) until realized (Note 4).

(s)	Recent Accounting Pronouncements: In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in this update are effective for reporting periods beginning after December 15, 2012. Earlier application is permitted. The provisions of this ASU are not expected to have a material impact on the Company’s consolidated financial statements.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2012	2011	2010
Tsakos Shipping and Trading S.A. (commissions)	5,304	5,461	6,276
Tsakos Energy Management Limited (management fees)	15,587	15,298	13,843
Tsakos Columbia Shipmanagement S.A.	1,280	1,237	634
Argosy Insurance Company Limited	9,701	9,933	9,361
AirMania Travel S.A.	3,661	2,129	437

Total expenses with related parties	35,533	34,058	30,551

Balances due from and to related parties are as follows:

	December 31,
	2012	2011
Due from related parties
Tsakos Columbia Shipmanagement Ltd	1,561	1,641

Total due from related parties	1,561	1,641

Due to related parties
Tsakos Shipping and Trading S.A.	1,110	89
Tsakos Energy Management Limited	53	52
Argosy Insurance Company Limited	1,209	607
AirMania Travel S.A.	222	315

Total due to related parties	2,594	1,063

There is also, at December 31, 2012 an amount of $559 ($691 in 2011) due to Tsakos Shipping and Trading S.A. and $329 ($243 in 2011) due to Argosy Insurance Limited, included in Accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2010, monthly management fees for operating vessels were $24.0 per owned vessel and $17.7 for chartered in vessels or for owned vessels chartered out on a bare-boat basis. From July 1, 2010, the monthly management fees for operating vessels were increased to $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0 of which $7.0 is paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were increased to $20.0. Those fees applied until December 31, 2011. From January 1, 2012 monthly fees for operating vessels are $27.5, for vessels chartered out or on a bare-boat basis are $20.4 and from April 1, 2012 for the LNG carrier $35.0 of which $10.0 is paid to the Management Company and $25.0 to a third party manager.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”). In 2012 and 2011, there was no such award, whereas in 2010, there was a special award of $425. The awards are expensed and recognized in accrued liabilities in the accompanying Consolidated Financial Statements when applicable.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated to pay the Management Company the present discounted value of all payments that would have otherwise been due under the main agreement up until June 30 of the tenth year following the date of the termination plus the average of the incentive awards previously paid to TEM multiplied by 10. As at December 31, 2012 such payment would be approximately $137,514 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2012, scheduled for future delivery, are:

Year	Amount
2013	16,013
2014	16,120
2015	16,111
2016	16,080
2017 to 2022	88,440

152,764

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2012, $20.0 in 2011 and in the second half of 2010, and $17.7 per vessel in the first half of 2010. These fees in total amounted to $612, $588 and $620 for 2012, 2011 and 2010, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by Tsakos family private interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Until June 30, 2010 the Management Company had appointed Tsakos Shipping to provide technical management to the Company’s vessels. From July 1, 2010 such technical management is performed by TCM, while Tsakos Shipping continues to provide services to the Company’s vessels as described below. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders, and directors of the Holding Company. Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2012, 2011 and 2010 this commission was approximately 1% of the sale price of a vessel.

Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In 2011, $2,800 has been charged for fourteen vessels delivered between 2007 and September 2011. In 2012 no such fee has been charged as there were no vessel deliveries. This amount was added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels. Up to June 30, 2010, the Management Company, at its own expenses, paid technical management fees to Tsakos Shipping, and the Company paid directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due to related Companies.

(d)	Other affiliated companies: In 2010, the Company acquired four panamax tankers from affiliated companies for $54,500 each (Note 5). The first two, which were delivered in July and August 2010, had attached time charters and the second pair delivered in November and October 2010, had attached pool employment arrangements at market rates. Both the time charters and pool employment arrangements were determined to be at fair market value (Note 15(c)); therefore, no intangible assets or liabilities were recognized upon assumption of these time charters.

Upon acquisition, the Company also assumed the then remaining unpaid balances of $86,024 related to the financing of two of the panamaxes. The assumed loans were determined to be at fair market value; therefore, no gain or loss was recognized upon assumption of the loans.

(e)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(f)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

At December 31, 2012 and 2011, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2012, 2011 and 2010.

4.	Marketable securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. In December 2012, the Company sold $1,098 of these marketable securities realizing a gain of $95 which was reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. The fair value of the remaining marketable securities as of December 31, 2012 was $1,664, and the change in fair value amounting to $133 (positive) is included in Accumulated other comprehensive income/(loss).

5.	Vessels

Acquisitions

In 2012, there were no vessel acquisitions. In 2011, there were two scheduled deliveries of the newly constructed suezmaxes Spyros K and Dimitris P at a total cost of $148,526 of which $66,643 was paid within 2011. In 2010, there were two scheduled deliveries of newly constructed vessels at a total cost of $128,539 of which $94,184 was paid in 2010. Also in 2010, the Company acquired four panamax tankers built in 2009 for a total cost of $218,013 (Note 2(d)).

Sales

In 2012 the Company sold the VLCC’s La Madrina and La Prudencia, classified as held for sale at December 31, 2011, for net proceeds of $40,219 in total, realizing a loss of $1,879. In 2011, the Company sold the aframax tanker Opal Queen, classified as held for sale at December 31, 2010 for net proceeds of $32,753 realizing a gain of $5,802 and the aframax tanker Vergina II for net proceeds of $9,702 realizing a loss of $801. The net capital gain of $5,001 is separately reflected in the accompanying 2011 Consolidated Statements of Operations. In 2010, the Company sold all five vessels classified as held for sale at December 31, 2009, the suezmax Decathlon, the aframax tankers Marathon and Parthenon and the panamax tankers Hesnes and Victory III for net proceeds $140,548 in total realizing a net capital gain of $19,670, reflected in the accompanying 2010 Consolidated Statements of Operations.

Charter hire expense

There was no charter hire expense in 2012 and 2011. In 2010, the suezmax Nordic Passat was chartered by the Company from March 2 to June 13, 2010. The total amount of hire charged during this period was $1,755. Another vessel was chartered from January 30, 2010 to February 9, 2010 at a total hire of $150.

Held for sale and impairment

In the latter part of 2012, events occurred and circumstances changed, which in the ensuing period indicated that the carrying amount of the VLCC tanker Millennium, built in 1998 was not fully recoverable. More specifically, market conditions led to a significant drop in VLCC tanker hire rates and the preference for younger vessels. Notice was received in March, 2013 that the bare-boat charterer on which the vessel was employed, was not to be extended as previously expected. Therefore the Company has evaluated Millennium by comparing the weighted estimated undiscounted cash flows to be generated by this vessel under various scenarios against its carrying value. Based on this evaluation the Company determined that the carrying value of Millennium was impaired. Consequently its carrying value of $42,153 has been written down to $28,586, based on a level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 15(c)). The resulting impairment charge was $13,567 and is reflected in the accompanying 2012 Consolidated Statements of Operations. During 2011, the carrying values of the VLCC’s La Madrina and La Prudencia were written down resulting in a total impairment charge of $39,434. The fair value of these vessels as at December 31, 2011 was determined based on level 3 measurement of fair market value of the vessels as determined by management taking into consideration valuations from independent marine valuers, making use of other available market data relating to the vessel and similar vessels and management assumptions for the sale price of these vessels (Note 15(c)). Also at December 31, 2011, these vessels were classified as held for sale. During 2010, the carrying value of the aframax tanker Vergina II was written down resulting in an impairment charge of $3,077.

6.	Deferred Charges

Deferred charges, consist of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,327 and $10,672 at December 31, 2012 and 2011, respectively, and loan fees, net of accumulated amortization, amounted to $4,641 and $4,036 and at December 31, 2012 and 2011, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net (Note 8).

7.	Long–Term Debt

Facility	2012	2011
(a) Credit facilities	939,514	1,030,798
(b) Term bank loans	502,913	484,865

Total	1,442,427	1,515,663
Less – current portion	(186,651)	(196,996)

Long-term portion	1,255,776	1,318,667

(a)	Credit facilities

As at December 31, 2012, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At December 31, 2012 there is no available unused amount. The aggregate available unused amount under these facilities at December 31, 2011 was $28,358 and was drawn down on January 17, 2012. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2012, the interest rates on these facilities ranged from 0.81% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2012 amounted to $502,913. In July and November 2012, the Company drew down two installments of $13,800 each on an eight year term loan of $73.6 million in total agreed in January 2012, relating to the pre and post delivery financing of its first DP2 shuttle tanker Rio 2016, delivered in March 2013. In August and December 2012, the Company drew down two installments of $13,800 each on an eight year term loan of $73.6 million in total agreed in May 2012, relating to the pre and post delivery financing of its second DP2 shuttle tanker Brasil 2014, delivered in late April 2013 (Note 16). The term bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at December 31, 2012 are based on LIBOR plus a spread. At December 31, 2012, the interest rates on these term bank loans ranged from 1.04% to 3.26%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2012	1.87%
Year ended December 31, 2011	1.66%
Year ended December 31, 2010	1.62%

Loan movements for credit facilities and term loans throughout 2012:

Loan	Origination Date	Original Amount	Balance at January 1, 2012	New Loans	Repaid	Balance at December 31, 2012
Credit facility[1]	2005	250,000	68,484	—	33,629	34,855
Credit facility	2005	220,000	147,360	—	13,135	134,225
Credit facility	2006	275,000	136,915	—	11,823	125,092
Credit facility[2]	2004	179,384	94,553	28,358	10,555	112,356
Credit facility[3]	2005	220,000	100,950	—	8,400	92,550
Credit facility	2006	371,010	271,010	—	20,000	251,010
10-year term loan	2004	71,250	35,157	—	3,124	32,032
Credit facility	2006	70,000	48,125	—	12,500	35,625
Credit facility	2007	120,000	97,500	—	5,000	92,500
10-year term loan	2007	88,350	71,790	—	5,520	66,270
Credit facility	2007	82,000	65,900	—	4,600	61,300
10-year term loan	2009	38,600	31,281	—	2,235	29,046
8-year term loan	2009	40,000	34,672	—	4,272	30,400
12 year term loan	2009	40,000	36,250	—	2,500	33,750
10-year term loan	2010	39,000	35,100	—	2,600	32,500
7-year term loan	2010	70,000	65,360	—	4,640	60,720
10-year term loan	2010	43,924	40,706	—	3,218	37,489
9-year term loan	2010	42,100	39,500	—	2,600	36,900
10-year term loan	2011	48,000	46,400	—	3,200	43,200
9-year term loan	2011	48,650	48,650	—	3,243	45,407
8-year term loan	2012	73,600	—	27,600	—	27,600
8-year term loan	2011	73,600	—	27,600	—	27,600

Total			1,515,663	83,558	156,794	1,442,427

[1]	The Company sold one of its vessels (La Madrina) secured under this credit facility within 2012 and accordingly, prepaid an amount of $23,600 included in the repayments in the above table.
[2]	This credit facility includes a fixed interest rate portion amounting to $63,799 as at December 31, 2012 (Note 15(c)).
[3]	The Company sold one of its vessels (La Prudencia) secured under this credit facility within 2012 and accordingly, on January 31, 2013, prepaid an amount of $20,352 (Note 16).

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $99,375 in 2012 and $92,188 in 2011, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. As at December 31, 2012, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt agreements. These agreements include terms in case of non-compliance with minimum value-to-loan ratios according to which the Company may be required to prepay indebtedness in the form of cash or provide additional security. Effective December 31, 2012 and for a period up to, and including, June 30, 2014 the majority of the Company’s lenders waived their right resulting from the aforementioned non-compliance of the value-to-loan covenant.

Following the conclusion of the waivers, an amount of $24,303 was reclassified within current liabilities representing the amount that the Company would be required to pay to satisfy the remaining value-to-loan ratio shortfall contained in loan agreements with a total outstanding debt as of December 31, 2012 of $335,604, in the event the lenders were to request such additional security in the form of cash payment.

As of December 31, 2012 the Company was not in compliance with the leverage ratio required by its loans. In this respect, the Company entered into amendatory agreements with its lenders which waive the non-compliance of the leverage ratio covenant referred to above by increasing the relevant ratio for the period from December 31, 2012 through July 1, 2014 from 70% to 80%, establishing in this respect compliance as at December 31, 2012. Following these amendatory agreements and because management concluded that it is not probable that the amended ratio will fail to be met at any next measurement dates within the following 12 months, the debt was not classified as current in the 2012 consolidated balance sheet in accordance with ASC 470-10.

For one of its loan agreements under which an amount of $34,855 was outstanding at December 31, 2012, on February 28, 2013 the Company entered into an amendatory agreement with the lenders which waives the non-compliance of the leverage ratio covenant and the Security Cover ratio for a period from December 11, 2012 through September 6, 2013, re-establishing compliance as of the balance sheet date. According to this agreement the Company made a prepayment of $5,050 on February 28, 2013 against the balloon installment due in September 2013 and agreed increased interest rate margins during the waiver period and remaining term of the loan.

As of December 31, 2011, a subsidiary, in which the Company has a 51% interest, was not in compliance with the leverage ratio required by its loan, under which the amount of $48,125 was outstanding as of that date. In this respect, on April 16, 2012, the subsidiary entered into an amendatory agreement with the lenders which waives the non-compliance of the leverage ratio covenant referred to above for the period from December 31, 2011 through December 31, 2012. This agreement required the subsidiary to make a prepayment in 2012 in the amount of $8,125 on the loan (classified in current liabilities at December 31, 2011) against the balloon installment due in 2016 and pay increased interest rate margins during the waiver period and remaining term of the loan. On April 8, 2013 the waiver period was extended to June 30, 2014 (inclusive).

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of December 31, 2012, Company’s working capital (non-restricted net current assets), amounted to a deficit of $51.1 million. Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of Company’s commitments include but are not limited to the issuance of additional equity, re-negotiation of new-building commitments, utilization of suitable opportunities for asset sales etc. Management believes, such alternatives along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after December 31, 2012, excluding hull cover ratio shortfall of $24,303 discussed above, are as follows:

Year	Amount
2013	162,348
2014	121,583
2015	182,157
2016	268,627
2017	179,916
2018 and thereafter	527,796

1,442,427

8.	Interest and Finance Costs, net

	2012	2011	2010
Interest expense	49,701	51,720	53,051
Less: Interest capitalized	(1,758)	(2,532)	(2,520)

Interest expense, net	47,943	49,188	50,531
Interest swap cash settlements non-hedging	8,043	8,977	7,224
Bunkers swap cash settlements	(2,433)	(6,382)	(2,926)
Amortization of loan fees	946	995	1,138
Bank charges	243	277	359
Amortization of deferred loss on termination of financial instruments	2,173	2,020	2,113
Change in fair value of non-hedging financial instruments	(5,339)	(1,504)	3,844

Net total	51,576	53,571	62,283

At December 31, 2012, the Company was committed to six floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $362,331 maturing from October 2013 through May 2018, on which it pays fixed rates averaging 4.07% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 15).

At December 31, 2012, the Company held four of the six interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $216,893.

The fair value of such financial instruments as of December 31, 2012 and 2011 in aggregate amounted to $11,295 (negative) and $28,835 (negative), respectively. The estimated net amount of cash flow hedge losses at December 31, 2012 that is estimated to be reclassified into earnings within the next twelve months is $6,742.

At December 31, 2012 and 2011, the Company held two and three interest rate swaps respectively that did not meet hedge accounting criteria. As such, the changes in their fair values during 2012 and 2011 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $6,989 (positive) and $3,626 (positive), respectively. In March 2010, one of these swaps that previously met hedge accounting criteria was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive income/(loss), and for which the associated future cash flows are deemed probable of occurring ($1,031 at December 31, 2012), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during 2012 and 2011 was $1,475 and $1,514, respectively and for the next year up to December 31, 2013; amortization is expected to be $877. In addition, in December 2012 and June 2011, two vessels financed by the loan previously hedged by the de-designated swap, was sold and the loss within Accumulated other comprehensive income/(loss) of $698 in 2012 and $506 in 2011 that was considered to be directly associated with future cash flows, which were not probable of occurring was immediately reclassified to income. In 2010 an aggregate loss of $808 due to the de-designation of the swap in March 2010 and a sale of a second vessel in July 2010, was reclassified to income for the same reasons.

At December 31, 2012 and 2011, the Company had two and three bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During 2011, the Company entered into one bunker swap agreement and disposed it of prior to maturity resulting in a realized gain of $115 which is included in Bunker swap cash settlements in the table above. The fair value of these financial instruments as of December 31, 2012 and 2011 was $105 (positive) and $1,755 (positive), respectively and the changes in their fair values during 2012 and 2011 amounting to $1,650 (negative) and $2,122 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

9.	Stockholders’ Equity

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

On April 18, 2012, the Company completed an offering of 10 million common shares at a price of $6.50 per share. The net proceeds from the sale of these common shares in this offering, after deducting underwriting discounts and expenses relating to the offering was $62,329.

On August 11, 2011, the Company announced the authorization of a new share buy-back program allocating up to $20,000 for purchases in the open market and in other transactions. The program replaces all open prior programs. There were no repurchases of common shares under this program during 2012 and 2011.

On December 4, 2009, the Company entered into a distribution agency agreement with a Bank for the offer and sale of up to three million of common shares. In accordance with the terms of the distribution agency agreement, the shares may be offered and sold at any time and from time to time through the sales agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices prevailing at the time of sale or as otherwise agreed with the Bank. Under this program, during 2010, the Company sold all of its 754,706 treasury shares remaining at December 31, 2009 for net proceeds of $12,671 before the issuance and sale of 445,127 new shares for net proceeds of $7,042. No further sales of shares under this program were made after May 3, 2010 and the program was formally closed by the Company on October 5, 2010.

On October 26, 2010, the Company commenced a public offering of its common shares through an appointed underwriter and sold 6,726,457 shares at $11.15 per share. A further 896,861 shares were sold to Tsakos private interests at $11.30 per share. The offering formally closed on November 1, 2010. The net amount raised was $84,696.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”). As at December 31, 2012, all the restricted share units (RSUs) of the 2004 plan had been issued and vested.

On May 31, 2012 the shareholders approved a new share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2012 plan”).

Movements under both plans are as follows:

	Number of RSUs Granted	Number of RSUs Forfeited	Number of RSUs Vested	Balance of Non- Vested RSUs	Weighted- Average Grant – Date Fair Value per share
2004 plan
December 31, 2010	872,450	(19,400)	(653,300)	199,750	$12.37
Granted June 30, 2011	12,000			12,000	$9.36
Vested during 2011			(127,250)	(127,250)	$12.20

December 31, 2011	884,450	(19,400)	(780,550)	84,500	$12.34
Vested during 2012	—	—	(84,500)	(84,500)	$12.34
Granted and vested December 31, 2012	115,550	—	(115,550)	—	$3.75
Forfeited shares re-issued and vested December 31, 2012	—	19,400	(19,400)	—	$3.75

Balance of the 2004 plan December 31, 2012	1,000,000	—	(1,000,000)	—	—

2012 plan

Granted and vested December 31, 2012 from 2012 plan	15,050	—	(15,050)	—	$3.75

During 2012, 2011 and 2010, 234,500, 127,250 and 341,650 RSUs vested respectively. On December 31, 2012 150,000 RSUs were granted and vested immediately, consisting of the 115,550 outstanding balance of the 2004 plan, 19,400 RSUs which were forfeited from the 2004 plan and re-issued and 15,050 RSUs from the 2012 plan.

On June 30, 2011 12,000 RSUs were issued, vesting on June 30, 2012. The number of RSUs granted and outstanding as at December 31, 2011 and 2010 was 84,500 and 199,750, respectively. At the date of the awards the weighted average fair market value of the Company’s stock granted was $3.75 (2012), $9.36 (2011) and $13.06 (2010). The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 were $974, $987 and $3,687, respectively.

Total compensation expense recognized in 2012 amounted to $730 consisting of $354 for employees and $376 for non employees. Total compensation expenses recognized in 2011 amounted to $820 consisting of $624 for employees and $196 for non employees. In 2010 total compensation expense amounted to $1,068 consisting of $1,024 for employees and $44 for non-employees. As at December 31, 2012 all granted RSUs were vested and the compensation expense recognized. As at December 31, 2011, the total compensation cost related to the non-vested RSUs for both employees and non-employees not yet recognized is $153 ($1,148 at December 31, 2010).

10.	Accumulated other comprehensive income/(loss)

In 2012, Accumulated other comprehensive income/(loss) decreased with unrealized gains from hedging financial instruments of $20,169 ($17,265 in 2011 and $5,402 in 2010) of which $17,996 ($15,245 in 2011 and $3,289 in 2010) related to unrealized gains on interest rate swaps, and $2,173 ($2,020 in 2011 and $2,113 in 2010) related to amortization of deferred loss on de-designated financial instruments. During 2012, unrealized gains on marketable securities was $228 ($34 in 2011), of which $95 was realized and reclassified into earnings following the sale of some of the respective securities.

11.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (Note 9) using the treasury stock method.

	2012	2011	2010
Net (loss)/ income available to common stockholders	$(49,263)	$(89,496)	$19,768

Weighted average common shares outstanding	53,301,039	46,118,534	39,235,601
Dilutive effect of RSUs	—	—	366,077

Weighted average common shares—diluted	53,301,039	46,118,534	39,601,678

Basic (loss)/earnings per common share	$(0.92)	$(1.94)	$0.50
Diluted (loss)/earnings per common share	$(0.92)	$(1.94)	$0.50

For 2012 and 2011, the RSU’s are considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share. For 2010, there were no RSUs considered anti-dilutive; therefore, they are included in the computation of diluted earnings per common share.

12.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company’s major charterers, Flota Petrolera Ecuatoriana (Flopec), following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. Polaris is deemed to have a significant influence on Mare Success S.A. and as such, is a related party of the Company. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 9.5% of the Company’s 2012 revenue was generated by Flopec.

13.	Income Taxes

Under the laws of the countries of the Company’ incorporation and/or vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses. However, the Company is not expected to be subject to United Stated Federal income tax on their gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14.	Commitments and Contingencies

As at December 31, 2012, the Company had under construction three DP2 suezmax shuttle tankers and one LNG carrier. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at December 31, 2012 was $371,786. Scheduled remaining payments as of December 31, 2012 were $168,715 payable in 2013, $47,360 in 2014 and $155,711 in 2015.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2013	201,392
2014	134,058
2015	93,663
2016 to 2028	558,639

Minimum charter payments	987,752

These amounts do not assume any off-hire.

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a DP 2 suezmax shuttle tanker for a period of fifteen years to commence on delivery of the vessels, delivered in the first and second quarter of 2013 respectively (Note 16). Revenues of $529 million to be generated by these vessels have been included in the above table.

15.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 7 and 8.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, marketable securities, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of time charters and pool arrangements attached to vessels acquired in 2010 (Note 2(d)) equaled their market value; therefore, no intangible assets or liabilities were recognized upon acquisition of the time charters and pool arrangements. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $62,480 as compared to its carrying amount of $63,799 (Note 7). The fair value of the investment discussed in Note 3 equates to the amount that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements discussed in Note 8 above and marketable securities discussed in note 4 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired vessel Millennium discussed in Note 5 as at December 31, 2012 was determined through Level 2 of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets. The fair value of vessels held for sale as at December 31, 2011 was determined based on level 3 measurement of fair market value of the vessels as determined by management taking into consideration valuations from independent marine valuers, making use of other available market data relating to the vessel and similar vessels and management assumptions for the sale price of these vessels.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2012 and 2011 are as follows:

	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	144,297	144,297	175,708	175,708
Restricted cash	16,192	16,192	5,984	5,984
Marketable securities	1,664	1,664	2,534	2,534
Investments	1,000	1,000	1,000	1,000
Debt	1,442,427	1,441,108	1,515,663	1,512,651

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Operations or in the balance sheet, as a component of Accumulated other comprehensive income/(loss).

		Asset Derivatives		Liability Derivatives
		December 31,	December 31,	December 31,	December 31,
		2012	2011	2012	2011
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	6,824	20,421
	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	4,471	8,414

	Subtotal	—	—	11,295	28,835

		Asset Derivatives		Liability Derivatives
		December 31,	December 31,	December 31,	December 31,
		2012	2011	2012	2011
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair value	—	—	6,314	8,807
	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	4,890	9,386
Bunker swaps	Current portion of financial instruments—Fair value	60	1,755	—	—
	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	45	—	—	—

	Subtotal	105	1,755	11,204	18,193

	Total derivatives	105	1,755	22,499	47,028

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated	Amount
	Other Comprehensive Loss on Derivative
Derivative	(Effective Portion)	2012	2011	2010
Interest rate swaps		(2,964)	(9,624)	(25,236)

Total		(2,964)	(9,624)	(25,236)

	Gain (Loss) Reclassified from	Amount
	Accumulated Other Comprehensive Loss
	into Income (Effective Portion)
Derivative	Location	2012	2011	2010
Interest rate swaps	Depreciation expense	(122)	(117)	(42)
Interest rate swaps	Interest and finance costs, net	(23,010)	(26,772)	(29,424)

Total		(23,132)	(26,889)	(29,466)

	Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount
Derivative	Location	2012	2011	2010
Interest rate swaps	Interest and finance costs, net	—	—	(143)

Total		—	—	(143)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of December 31, 2012 and 2011 was $14,895 and $35,064 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Statement of Operations

	Net Realized and Unrealized Gain	Amount
	(Loss) Recognized on Statement of
Derivative	Operations Location	2012	2011	2010
Interest rate swaps	Interest and finance costs, net	(1,054)	(5,352)	(8,356)
Bunker swaps	Interest and finance costs, net	783	4,260	356

Total		(271)	(1,092)	(8,000)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2012 and 2011 using Level 2 inputs (significant other observable inputs):

	December 31,	December 31,
Recurring measurements:	2012	2011
Interest rate swaps	(22,499)	(47,028)
Marketable Securities	1,664	2,534
Bunker swaps	105	1,755

	(20,730)	(42,739)

The following tables present the fair values of items measured at fair value on a nonrecurring basis for the years ended December 31, 2012 and 2011, using Level 2 inputs and Level 3 inputs, respectively (Note 5).

December 31, 2012
	Significant Other	December 31, 2011
	Observable	Unobservable
	Inputs	Inputs
	Assets/	Assets/
	(Liabilities)	(Liabilities)
Nonrecurring basis	(Level 2)	(Level 3)
Vessels	$28,586	$43,674

	$28,586	$43,674

16.	Subsequent Events

(a)	On January 31, 2013 the Company prepaid an amount of $20,352 relating to a credit facility following the sale of one of the vessels secured under this facility in December 2012.

(b)	On March 6, 2013 the Company drew down $46,000 from an existing loan facility for the financing of its first DP2 suezmax shuttle tanker Rio 2016 which was delivered on March 11, 2013.

(c)	During the first quarter of 2013 the first installment of $4,500 was paid for the construction of one DP2 suezmax shuttle tanker currently under renegotiation. In addition, on April 4, 2013 an amount of $10,480 was paid for the LNG carrier currently under construction.

(d)	On April 22, 2013 the Company drew down $46,000 from an existing loan facility for the financing of its second DP2 suezmax shuttle tanker Brasil 2014 which was delivered to the Company on April 23, 2013.

(e)	In April 2013, the Company received waivers in respect of loan covenants as described in Note 7.

(f)	On April 19, 2013 the Company’s Board of Directors declared a quarterly dividend of $0.05 per share of common stock outstanding to be paid on June 5, 2013 to shareholders of record as of May 30, 2013.

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TNP

LISTED

NYSE

TEN LTD

Tsakos Energy Navigation Ltd

Megaron Makedonia
367, Syngrou Ave.175 64 Athens, Greece
Tel: + (30) 210 94 07 710 • Fax: + (30) 210 94 07 716
www.tenn.gr • e-mail: ten@tenn.gr

TCM Fleet Technical Manager

THE TSAKOS GROUP